UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-30666

NETEASE, INC.

Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

All of the proposed resolutions as set out in NetEase, Inc.’s Notice of the 2026 Annual General Meeting of Shareholders dated May 18, 2026, including a special resolution to amend its existing memorandum and articles of association by adopting the proposed Third Amended and Restated Memorandum and Articles of Association, were duly passed at its 2026 Annual General Meeting of Shareholders held on June 23, 2026. An announcement with respect to the foregoing which was made with The Stock Exchange of Hong Kong Limited is attached to this Form 6-K as Exhibit 99.1. The Third Amended and Restated Memorandum and Articles of Association are attached to this Form 6-K as Exhibit 3.1.

EXHIBIT INDEX

Exhibit 3.1	Third Amended and Restated Memorandum and Articles of Association of NetEase, Inc.
Exhibit 99.1	Results of the 2026 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

By	:	/s/ William Lei Ding
Name	:	William Lei Ding
Title	:	Chief Executive Officer

Date: June 23, 2026